Z CAPITAL PARTNERS

April 3, 2015

By Email, Facsimile and Federal Express

The Board of Directors of Affinity Gaming
c/o Affinity Gaming
3755 Breakthrough Way, Suite 300
Las Vegas, NV 89135

Re: Affinity Gaming

Gentlemen:

Z Capital Partners, L.L.C., on behalf of itself and its affiliated funds ("Z Capital"), is pleased to submit a proposal to acquire all the outstanding common shares of Affinity Gaming, a Nevada corporation ("Affinity Gaming" or the "Company"), that are not already owned by Z Capital.

As you know, as of the date of this letter, Z Capital is the largest stockholder of Affinity Gaming, owning 8,024,436 common shares, representing approximately 39.5% of the Company's issued and outstanding capital stock. We have demonstrated our continuing commitment to Affinity Gaming, its businesses and its employees on a long-standing basis. We believe, however, that a fundamental change in the Company's ownership structure is essential if it is to realize its full potential. We therefore submit this proposal to make that change and provide the exit that we believe many of our fellow stockholders are seeking.

Given Affinity Gaming's size and configuration, and the challenges it faces, we believe that it needs a single owner with the resources and committed capital, and a willingness to put them to work, necessary to make the company grow. Despite successfully emerging from bankruptcy in December 2010, almost four and a half years ago, Affinity Gaming has failed to thrive and grow. With $100 million of cash on its balance sheet, the Company has failed to embrace the transformational initiatives needed to realize its full potential. We believe that in its current ownership configuration Affinity Gaming is not likely to pursue these initiatives in the foreseeable future.

Not only is this situation unproductive for Affinity Gaming's stockholders in the long term, it is not good for them now. There is effectively no market for Affinity Gaming and no liquidity opportunity for its stockholders. Indeed there have been no reported transactions in Affinity Gaming stock, other than purchases by Z Capital, for almost a year and a half. And those purchases reflect a negative trend in the price per share for the Company's stock – not a favorable development for stockholders. Absent a transaction of the type we are now proposing, we think there is no meaningful opportunity for Affinity Gaming's stockholders to see meaningful appreciation in their equity value, or any opportunity to realize that value now or in the foreseeable future.

Two Conway Park • 150 Field Drive • Suite 300 • Lake Forest, IL 60045 • Tel. (847) 235-8100 • Fax (847) 235-8111
1330 Avenue of the Americas • Suite 1100 • New York, NY 10019 • Tel. (212) 595-8400 • Fax (212) 595-9200

Purchase Price

Z Capital is prepared to offer a purchase price of $9.75 per share in cash for all of the outstanding common shares of Affinity Gaming not already owned by Z Capital. This represents a 9.7x multiple to the Company's EBITDA during fiscal year 2014 and reflects our current assessment of the Company's business and prospects, our review of publicly available information and our experience in the gaming industry. The purchase price is subject to the satisfactory completion of limited confirmatory due diligence and the negotiation and execution of definitive documentation containing customary terms and conditions.

We believe that the Company's stockholders will find our offer extremely attractive, particularly in light of the structural challenges and the challenging operating environment that Affinity Gaming continues to face, and the absence of a liquid market for its shares.

Transaction Process and Timing

Z Capital has in-depth knowledge of Affinity Gaming's history, business operations and management team. We are prepared to initiate and complete the required confirmatory due diligence on a rapid basis.

In light of the service of employees of Z Capital on the Company's board of directors, we would expect that the board would appoint a special committee of independent directors to consider our offer. We would anticipate that definitive agreements containing customary terms and conditions could be expeditiously negotiated and finalized.

Financing

The transaction would be financed by equity capital provided by funds managed and advised by Z Capital, as well as debt financing from sources with which Z Capital has a long-standing relationship. We would expect to receive binding debt financing commitments in connection with the execution of definitive transaction documents.

Necessary Approvals

In addition to a stockholder vote and other customary closing conditions, closing of the transaction would be subject to receipt of customary antitrust and other required regulatory approvals, including approval by all the relevant gaming authorities. Given the existing approvals for our current ownership in all jurisdictions in which Affinity Gaming operates, we do not anticipate significant obstacles or lengthy delay in obtaining the approvals needed to consummate this transaction.

Please understand that this letter is solely an indication of interest and does not constitute a binding offer on the part of Z Capital to submit a definitive agreement at any time. Moreover, our obligation with respect to our proposed acquisition of Affinity Gaming would exist only upon the negotiation, execution and delivery of mutually acceptable definitive agreements.

We are available immediately to discuss the terms of our proposal and to negotiate a definitive agreement with you.

Two Conway Park • 150 Field Drive • Suite 300 • Lake Forest, IL 60045 • Tel. (847) 235-8100 • Fax (847) 235-8111
1330 Avenue of the Americas • Suite 1100 • New York, NY 10019 • Tel. (212) 595-8400 • Fax (212) 595-9200

We hope to receive a favorable response from you promptly.

Sincerely,

Z Capital Partners, L.L.C.

James J. Zenni, Jr.
President and Chief Executive Officer